UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 31, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Infrastructure Partners L.P.

File No. 001-33632 - CF#26717
_____

Brookfield Infrastructure Partners L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 26, 2011.

Based on representations by Brookfield Infrastructure Partners L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.9   through June 21, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel